UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers:

333-284559

333-294194

Vistek Limited

(Exact name of registrant as specified in its charter)

39 Woodlands Close, #08-11, Mega@Woodlands

Singapore 737856

+65 6331 2289

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Rule provision relied upon to suspend the duty to file reports for the class(es) of securities listed above:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Five (5)

Explanatory Note

Vistek Limited is a foreign private issuer. The company’s Form F-1 (File No. 333-284559) was declared effective on September 30, 2025; no securities were sold pursuant to that registration statement. The Company also filed a subsequent Registration Statement on Form F-1 (File No. 333-294194) containing a combined prospectus pursuant to Rule 429, which was separately withdrawn with the Commission’s consent. No Form 8-A12B was filed in connection with a listing. As of the filing date, Vistek Limited is current in its Exchange Act reporting.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vistek Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Vistek Limited

By:	/s/ Teck Hong Ho
Name:	Teck Hong Ho
Title:	Chief Executive Officer
Date:	June 2, 2026

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